SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                               HARSCO CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    415864107
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                                 (CUSIP Number)

                                                     with a copy to:
  Alexander J. Roepers                               Allen B. Levithan
  Atlantic Investment Management, Inc.               LOWENSTEIN SANDLER PC
  666 Fifth Avenue                                   65 Livingston Avenue
  New York, New York  10103                          Roseland, New Jersey  07068
  (212) 484-5050                                     (973) 597-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                              CUSIP NO. 415864107
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   1)   Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):

                      Atlantic Investment Management, Inc.
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   2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                 (a) ___              (b) ___

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   3)   SEC Use Only

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   4)   Source of Funds (See Instructions):  AF, OO

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   5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e):
                                 Not Applicable
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   6)   Citizenship or Place of Organization:   Delaware

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        Number of                    7)   Sole Voting Power:         1,985,800*
                                     -------------------------------------------
        Shares Beneficially          8)   Shared Voting Power:               0
                                     -------------------------------------------
        Owned by
        Each Reporting               9)   Sole Dispositive Power:     1,985,800*
                                     -------------------------------------------
        Person  With:               10)   Shared Dispositive Power:           0
                                     -------------------------------------------
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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,985,800*
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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):
                                 Not Applicable
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   13)  Percent of Class Represented by Amount in Row (11):     4.90%*
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   14)  Type of Reporting Person (See Instructions):   IA
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*    Includes:  (i)  373,591  shares  (0.9%)  of  the  common  stock  of  Harsco
     Corporation  (the  "Issuer"),   par  value  $1.25  per  share   ("Shares"),
     beneficially owned by AJR International (BVI), Inc., a British Virgin Islands company, (ii) 213,557 Shares (0.5%) beneficially owned by Quest
     Capital Partners, L.P., a Delaware limited partnership, (iii) 515,406 Shares (1.3%) beneficially owned by Cambrian Fund Ltd., a British Virgin Islands company, (iv) 187,715 Shares (0.5%) beneficially owned by Cambrian Partners, L.P., a Delaware limited partnership and (v) 695,531 Shares (1.7%) held in several Managed Accounts ("Managed Accounts"). The Reporting Person, serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 2.  Identity and Background
         -----------------------

          (a) This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the "Reporting Person") with respect to 1,985,800 Shares over which the Reporting Person has sole dispositive and voting power by reason of serving as the investment advisor to (i) AJR International (BVI) Inc., a British Virgin Islands company ("AJR"), (ii) Quest Capital Partners, L.P., a Delaware limited partnership ("Quest"), (iii) Cambrian Fund Ltd., a British Virgin Islands company ("Cambrian Fund"), (iv) Cambrian Partners, L.P., a Delaware limited partnership ("Cambrian Partners") and (v) several managed accounts (the "Managed Accounts"). Alexander J. Roepers serves as the president and sole shareholder of the Reporting Person. Mr. Roepers also serves as the general partner of Quest and Cambrian Partners.

          (b) The business address of the Reporting Person and Mr. Roepers is 666 Fifth Avenue, 34th Floor, New York, New York 10103.

          (c) The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners and the Managed Accounts. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

          (d) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Roepers is a citizen of The Netherlands.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2003, there were issued and outstanding 40,561,713 Shares as of April 30, 2003.

          (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Quest, Cambrian Fund, Cambrian Partners and the Managed Accounts, pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the

Reporting Person is deemed to be the beneficial owner of the Shares held by such
entities  and  accounts.   Accordingly,  the  Reporting  Person  is  deemed  the
beneficial owner of 1,985,800  Shares, or 4.90% of the outstanding  Shares.

          (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners and the Managed Accounts, in the Shares during the past sixty (60) days:


    Date                  Quantity          Price           Type of Transaction
    ----                  --------          -----           -------------------

    5/6/2003               10,000          $35.02            Open Market Sale

    5/8/2003                8,600          $35.04            Open Market Sale

    5/12/2003              50,000          $35.03            Open Market Sale

    5/30/2003             140,000          $35.25            Open Market Sale

    6/2/2003               39,400          $35.71            Open Market Sale

    6/3/2003              120,400          $35.83            Open Market Sale

    6/4/2003               66,000          $36.01            Open Market Sale

    6/5/2003               53,600          $35.97            Open Market Sale

    6/6/2003              100,000          $35.77            Open Market Sale

    6/10/2003              44,300          $35.51            Open Market Sale

    6/11/2003             100,000          $36.11            Open Market Sale

    6/13/2003               9,000          $36.50            Open Market Sale

    6/16/2003             100,000          $36.21            Open Market Sale

    6/17/2003             154,000          $36.53            Open Market Sale

    6/18/2003              60,000          $36.24            Open Market Sale


          Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person has traded Shares during the past sixty (60) days.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            June 19, 2003


                                            ATLANTIC INVESTMENT MANAGEMENT, INC.


                                       By: /s/ Alexander J. Roepers
                                           -------------------------------------
                                           Alexander J. Roepers, President




      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).